

January 5, 2015

<u>Via E-mail</u>
Mr. Amir Philips
Chief Executive Officer
Optibase Ltd.
10 Hasadnaot Street
Herzliya 4672837, Israel

   Re: Optibase Ltd.
     Form 20-F for the Year Ended December 31, 2013
     Filed April 30, 2014
     File No. 0-29992

Dear Mr. Philips:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Daniel L. Gordon

        Daniel L. Gordon
        Senior Assistant Chief Accountant